Exhibit 99.3

NICE Inform Crosses the 3,000 Mark: Flagship Public Safety Solution
 Achieves Impressive Milestone for Worldwide Deployments

Increased adoption of NICE Inform affirms growing public safety need to manage expanding multimedia content, as organizations prepare for Next Gen emergency communications

RA’ANANA, ISRAEL, July 31, 2014 – NICE Systems (NASDAQ: NICE) today announced that it has surpassed a milestone of 3,000 worldwide systems deployed for NICE Inform, the company’s flagship solution for managing multimedia incident information. Now in its seventh generation, NICE Inform has been widely adopted by emergency service centers around the globe to consolidate multimedia data for comprehensive analysis and insight. Growing numbers of emergency service centers rely on NICE Inform for investigations, incident debriefing, and quality assurance.

The public safety industry is on the threshold of major transformation as it moves toward Public Safety Broadband, NG9-1-1, and NG112. Next Gen emergency communications will go beyond voice calls, including some combination of voice, text, pictures, and video. Additional data sources – like CCTV, License Plate Recognition (LPR), weather systems, and telematics – will also deliver incident information to emergency service centers. These hubs will need to have the capability to link all of this information together for investigative insight.

The City of Oakland, for example, uses NICE Inform for multiple departments including Police, Fire, Internal Affairs and the Records Division. “With NICE Inform, all of our departments can securely access their own recorded communications, collaborate more effectively, and create comprehensive timelines for incidents involving multi-agency responses, greatly streamlining the process of building a case,” said Ahsan Baig, ITD, City of Oakland. “NICE Inform also gives us a platform to capture and consolidate video, text messaging and other NG9-1-1 communications in the future.”

“As progress toward these initiatives accelerates, we’re seeing even greater momentum for NICE Inform,” said Barak Eilam, CEO, NICE. “It’s evident that emergency service centers are going to become a touch point for many new sources of data. NICE Inform will be the glue that ties all of this incident information together.”

“NICE Inform was the first-to-market in 2007 and continues to lead,” added Eilam. “Crossing the 3,000 mark is a testament to NICE’s success in developing forward-looking solutions that align with public safety trends and address the critical incident management needs of emergency service centers worldwide. We expect interest in NICE Inform to continue to build as emergency service centers prepare for NG9-1-1, NG112 and Public Safety Broadband.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Eilam, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.